Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 10, 2021

NFA ID 0209452 BARCLAYS BANK PLC
Submitted by AMBER HUMAYUN (HUMAYUNA1)

Business Information

Street Address 1	**1 CHURCHILL PLACE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E14 5HP**
Country	**UNITED KINGDOM**
Phone Number	**44 (0) 20 7116 1000**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.BARCLAYS.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**MARY BETH**
Last Name	**COFFEY**
Street Address 1	**300 JEFFERSON PARK**
City	**WHIPPANY**
State (United States only)	**NEW JERSEY**
Zip/Postal Code	**07981**
Country	**UNITED STATES**
Phone	**212-412-3206**
Email	**MARYBETH.COFFEY@BARCLAYS.COM**

Location of Business Records

Street Address 1	**1 CHURCHILL PLACE**
City	**LONDON**
Zip/Postal Code	**E14 5HP**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**MARY BETH**
Last Name	**COFFEY**
Street Address 1	**300 JEFFERSON PARK**
City	**WHIPPANY**
State (United States only)	**NEW JERSEY**
Zip/Postal Code	**07981**
Country	**UNITED STATES**
Phone	**212-412-3206**
Email	**MARYBETH.COFFEY@BARCLAYS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**CANDACE**
Last Name	**AUSTIN**
Street Address 1	**745 7TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-526-1744**
Email	**CANDACE.AUSTIN@BARCLAYS.COM**

Membership Contact Information

Membership Contact

First Name	**MARY BETH**
Last Name	**COFFEY**
Street Address 1	**300 JEFFERSON PARK**
City	**WHIPPANY**
State (United States only)	**NEW JERSEY**
Zip/Postal Code	**07981**
Country	**UNITED STATES**
Phone	**212-412-3206**
Email	**MARYBETH.COFFEY@BARCLAYS.COM**

Accounting Contact

First Name	**MARY BETH**
Last Name	**COFFEY**
Street Address 1	**300 JEFFERSON PARK**
City	**WHIPPANY**
State (United States only)	**NEW JERSEY**
Zip/Postal Code	**07981**
Country	**UNITED STATES**
Phone	**212-412-3206**
Email	**MARYBETH.COFFEY@BARCLAYS.COM**

Arbitration Contact

First Name	**TIMOTHY**
Last Name	**MAGEE**
Street Address 1	**745 7TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212 526-8252**
Email	**TIMOTHY.E.MAGEE@BARCLAYS.COM**

Compliance Contact

First Name	**CANDACE**
Last Name	**AUSTIN**
Street Address 1	**745 7TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-526-1744**
Email	**CANDACE.AUSTIN@BARCLAYS.COM**

Chief Compliance Officer Contact

First Name	**JOHN**
Last Name	**NIEBLING**
Street Address 1	**745 7TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**2125264658**
Email	**JOHN.NIEBLING@BARCLAYS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.